TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

June 25, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Registration Statement Form F-1 Submitted June 3, 2025
File No. 333-287751

Ladies and Gentlemen:

We note the comment received from the U.S. Securities and Exchange Commission (the “Commission”) dated June 20, 2025 to the Registration Statement on Form F-1 submitted on June 3, 2025. We have revised the Registration Statement on Form F-1, filed herewith as Amendment No. 1. Please see our responses to your comment, which we have restated below.

Registration Statement on Form F-1

Risk Factors, page 11

1.	Include a risk factor to address the impacts that the resale offering could have on the trading price of your Ordinary Shares and your listing status. For example, disclose the discounted value at which the resale shareholders acquired their shares and that they may therefore be willing to accept a lower sales price, and highlight the relative sizes of the resale offering and the IPO. Please also clarify here and in the plan of distribution disclosure at page Alt-5 whether the resale shares will be subject to any form of lock-up or leak-out arrangements.

We have revised the risk factor on page 20 to discuss the size of the resale offering and how the resale shareholders may be willing to accept a lower sales price than the offering price. We also revised page Alt-5 to clarify that the resales shares are not subject to any restrictions.

Resale Prospectus

2.	Revise to provide all China-based issuer disclosure included on the IPO prospectus cover page on the resale prospectus cover page.

We respectfully advise that there is no China-based issuer disclosure on the IPO prospectus cover page as we currently have no China-based business or operations.

3.	We note that you are seeking to register a resale offering that is over six times the size of the IPO. Please explain to us why you are registering the resale offering at this time, and provide your analysis as to why you believe the resale is properly characterized as a secondary offering, rather than an indirect primary offering on behalf of the issuer. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

We respectfully submit that for the reasons more fully set forth below, the offering of the resale shares by the Resale Shareholders is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the guidance set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“CD&I; 612.09”) that identified six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I; 612.09.

As background, on September 12, 2024, we incorporated TryHard Holdings as an exempted company limited by shares under the laws of the Cayman Islands. On December 19, 2024, all of our existing shareholders (including Mr. Otsuki) subscribed for Ordinary Shares so as to reflect the same percentage shareholding they held in TryHard. On December 30, 2024, Comet Moment Limited (“Comet”) , Legend One Limited (“Legend”) and Lucens Consultancy Pte. Ltd. (“Lucens” and collectively with Comet and Legend, the “Resale Shareholders”) each subscribed for 4.90% of our issued share capital for consideration of $500,000, and Mr. Bon Ween Foong subscribed for 4.90% of our issued share capital and Mr. Men Yihe subscribed for 2.20% of our issued share capital, both for cash at par value. On April 30, 2025, all of the existing shareholders (including Mr. Otsuki) transferred their entire shareholding interest in TryHard to our Company in the consideration of our Company allotting and issuing 1 Ordinary Share to each of them credited as fully paid. On May 31, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company undertook a 1:50 share sub-division (a “forward stock split”) of each of its authorised and issued shares, such that following such sub-division the Company’s authorized share capital was US$500,000 divided into 22,500,000,000 Ordinary Shares, par value of US$0.00002 each and 2,500,000,000 Series A Preferred Shares of par value US$0.00002 each. Concurrently with such sub-division, Mr. Otsuki, the existing shareholders, Comet, Legend, Lucens, Mr. Bon Ween Foong and Mr. Men Yihe surrendered 521,835, 455,665, 61,250, 61,250, 61,250, 61,250, and 27,500 Ordinary Shares to the Company, respectively and we allotted and issued 2,000,000 Series A Preferred Shaer sot Mr. Otsuki for cash at par value.

How long the stockholders have held the shares. Each of Comet, Legend and Lucens acquired their interest in the Company on December 19, 2024 for US$500,000, paying the full purchase price for their interests in the Company and bearing the full investment risk of holding the shares. There was no certainty that there would be a successful public offering, meaning they would be minority shareholders in a private company. For this risk, it was agreed with the Resale Shareholders that they would be permitted to sell their shares as resale shareholders in our initial public offering (the “Resale Shares”). CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the PIPE with no minimum holding period in the event the Company has completed the private placement of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering and the Resale Shareholders were at market risk when they acquired their Ordinary Shares, and given that they have held these shares for more than six months, it is respectfully submitted, when taken as a whole, the Ordinary Shares proffered for resale by the Resale Shareholders should be sufficient for a valid secondary offering.

Circumstances in which the stockholders receive their shares. Each of the Resale Shareholders acquired their shares in a sale and purchase transaction exempt from the registration requirements of the Securities pursuant to Section 4(a)(2) thereunder. Each selling security holder made standard and customary investment representations, including: (i) purchase for investment intent with no present intention to distribute any of the securities; (ii) acknowledgment that the shares could only be sold in compliance with the registration requirements of the Securities Act or the availability of an exemption therefrom; and (ii) their ability to bear the economic risk of an investment in the Company’s securities for an indefinite period of time. The full purchase price for the securities was paid at the time of the acquisitions. The Resale Shareholders have taken full investment risk with respect to the securities with no certainty of an exit strategy or avenue, on market or at all. The facts do not support a conclusion that the Resale Shareholders acquired the securities for the purpose of distributing them on behalf of the Company. By contrast, the Resale Shareholders purchased their shares in a bona-fide private placement transaction with customary investment and private placement representations with no present intent to distribute any shares to any person. The fact that these shareholders have held their shares for more than six months provides further support for the position that they are not acting as an underwriters or conduit for the sale of shares from the Company to be public.

The stockholders’ relationship to the Company. The Resale Shareholders are not acting on behalf of the Company with respect to the public resale of the shares and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such shares. Moreover, the Resale Shareholders did not acquire the resale shares from the Company with a view of distributing the securities as disclosed below.

The amount of shares involved. No shares have been sold by any of the Resale Shareholders since their bona fide initial acquisition over six months ago and have borne the market risk of these shares since then. The Resale Shares registered for resale by each of the Resale Shareholders represent less than 4.90% of the Company. The Commission has historically been concerned about the distribution of “toxic” convertible securities with floating conversion prices or transactions involving deferred payment of purchase price by short-term investors seeking immediate resale of shares, such that the initial purchasers were not at market risk and public shareholders were subject to substantial dilution and often substantial reductions in trading prices. In the transactions at issue, the Resale Shareholders purchased their securities at fair market value and have held them for more than six months. The volume of shares registered, standing alone, should not lead to the conclusion that the secondary transaction is a primary offer on behalf of the Company. For example, in its response to Securities Act Forms, Compliance and Disclosure Interpretations, question 612.12 the Staff permitted affiliates to effect a block sale of 73% of the issued outstanding shares of the issuer under Rule 415(a)(1)(i). This interpretation makes clear that volume of shares, standing alone, does not convert a secondary transaction into a primary offering.

Whether the stockholders are in the business of underwriting securities. To the Company’s knowledge, none of the Resale Shareholders is in the business of underwriting securities nor are they broker dealers; rather, we understand that they are entities that make private equity investments and the facts and circumstances support the conclusion that the Resale Shareholders are long-term investors who did not purchase the securities with a view to further distribution. Similarly, the Company is not aware of any evidence that would point to the fact that the Resale Shareholders had any plan to act in concert with a third party to effect a distribution of the Resale Shares. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Shareholders have or are currently intended to take place if the draft registration statement on Form F-1 and resale prospectus are eventually declared effective.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the investments in the Company as it began to prepare for its initial public offering and the registration of the resale of the shares at issue do not support the conclusion that the Resale Shareholders are acting as underwriters or as a conduit for the Company. The Company will not receive any proceeds from the sale of Resale Shares by any Resale Shareholders. The proceeds from the sale of shares will be used by each Resale Shareholder for its own purposes. The shares were acquired in an exempted private transaction in which the Resale Shareholders paid the full purchase price for the shares at the time of the sale, did not acquire their shares with a view to distribution and undertook the full economic risk of ownership of Company’s securities from the date of purchase. Similarly, the Resale Shareholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering and thus should not be viewed as “statutory underwriters” in connection with this offering. The decision to offer shares in the resale offering was made by each Resale Shareholder and not by the Company. Based on the foregoing, we respectfully submit that the resale transaction covered by the resale prospectus is a secondary offering by the Resale Shareholders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

If you have any questions regarding the disclosure in the Registration Statement on Form F-1 filed herewith, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

By:	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood